Exhibit 5.02

                                                                MTS Systems Corporation
                                          Executive Variable Compensation (EVC) Plan

Approved by the Board of Directors November 24, 2009

Approved by Shareholders February 10, 2010
Plan Effective as of October 3, 2010

ii

Section 1.       Establishment and General Purpose of the Plan

1.1           Establishment. On November 24, 2009, the Board of Directors of MTS Systems Corporation, upon recommendation by the Compensation Committee of the Company’s Board of Directors, approved an incentive plan for executives as described herein. The name of this plan is the “MTS Systems Executive Variable Compensation (EVC) Plan” (the “Plan”). The material terms of the Plan shall be submitted for approval by the shareholders  of the Company at the Company’s 2010 Annual Meeting of Shareholders. The Plan shall be effective, subject to its approval by the shareholders of the Company, beginning with the Company’s fiscal year beginning  October 3, 2010. No payments shall be made pursuant to the Plan until after the shareholders of the Company have approved the Plan.

1.2           Purpose. The purpose of the Plan is to focus efforts on achievement of near term financial objectives that are critical to the success of MTS Systems Corporation; to reward accomplishments when performance meets or exceeds established targets or business plan objectives; and to more closely tie total compensation (salary plus EVC) to the financial results of the Company.  It is intended that, unless otherwise designated by the Committee at the time of the award, the “Performance-Based Awards” under this Plan shall be exempt from the limitation on the deductibility of compensation under §162(m) of the Code.

Section 2.       Definitions

Definitions as used in the Plan are:

2.1           “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Company.

2.2           “Bonus Award” means the grant of the right to receive a cash bonus payable by the Company upon achievement of the Performance Goals as of the end of the Performance Period as designated by the Committee in accordance with the terms of the Plan.

2.3           “CEO” means the Chief Executive Officer duly elected by the Board.

2.4           “Code” means the Internal Revenue Code of 1986, as amended.

2.5           “Company” means MTS Systems Corporation, a corporation organized under the laws of the State of Minnesota (or any successor corporation).

2.6           “Committee” means the Compensation Committee of the Board of Directors. In the absence of the appointment of the Committee, references in the Plan to the Committee shall refer to the Board of Directors.

2.7           “Employee“ means a person who performs services to the Company and who is regularly paid through the payroll of the Company, whether or not an officer or member of the Board, but excluding any temporary employee and any person serving the Company only in the capacity of a member of the Board of Directors.

2.8           “Named Executive” means the persons serving as CEO and the four highest paid officers of the Company other than the CEO as of the last day of the Company’s fiscal year.

2.9           “Outside Director” means a Director of the Company who:  (a) is not a current employee of the Company or Affiliate; (b) is not a former employee of the Company or Affiliate who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year; (c) has not been an officer of the Company; (d) does not receive remuneration (including any payment in exchange for goods or services) from the Company, either directly or indirectly, in any capacity other than as a director, except as otherwise permitted under Section 162(m) of the Code and regulations thereunder.

2.10        “Participant” means an Employee who is eligible and is selected by the Committee to participate in the Plan.

2.11        “Performance-Based Award” is defined in Section 6.1 of the Plan.

2.12        “Performance Goals” is defined in Section 5.1 of the Plan.

2.13       “Performance Period” means the measuring period of time determined by the Committee, consisting of a period of any length, over which the Performance Goals established by the Committee must be achieved to earn a Bonus Award under the Plan.

2.14        “Plan” means the MTS Systems Corporation Executive Variable Compensation (EVC) Plan.

2.15        “Plan Year” means the applicable fiscal year of the Company.

Section 3.       Administration

3.1           Composition of the Committee. The Compensation Committee of the Board of Directors shall administer the Plan, except that, with respect to any Bonus Award to any Named Executive that constitutes a Performance-Based Award, the Committee administering this Plan, or a subcommittee thereof, shall be composed solely of two or more persons who are Outside Directors.

3.2          Power and Authority of the Committee. The Committee is authorized to make all decisions as required in the administration of the Plan and to exercise its discretion to establish, amend, suspend, terminate, define, interpret, construe, apply, approve, withdraw and make any exceptions to the terms of the Plan it deems necessary or advisable for the proper administration of the Plan not inconsistent with the terms of this Plan. The Committee shall have the power and authority to grant Bonus Awards, including Performance-Based Awards, to Participants, including Named Executives, pursuant to the terms of the Plan. In particular, the Committee shall have the authority:

a.    to select eligible Employees to whom Bonus Awards may from time to time be granted hereunder;

b.    to determine the Performance Period, the Performance Goals, and the criteria to determine the amount due under the Bonus Award (including, but not limited to, the degree to which the Performance Goals are met, the base salary or other compensation on which the Bonus Award is paid), and with respect to Participants who are not Named Executives, any other criteria or factors on which part or all of the Bonus Award will be based;

c.    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Bonus Award granted hereunder (including, but not limited to, any restriction on, forfeiture of, or repayment of any Bonus Award); and

d.    to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

3.3           Delegation of Authority. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate to the CEO of the Company the authority to exercise the powers specified in Section 3.2; provided, however, that no such authority shall be delegated to the CEO with respect to any Bonus Award that constitutes a Performance-Based Award to a Named Executive.

3.4           Rule Making and Interpretations. The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any Bonus Award granted under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan.

Section 4.       Eligibility and Participation

4.1           Eligibility. The Company maintains the Plan primarily for Employees who are executive officers or senior management employees. The Committee shall select, from among the executive officers and senior management employees those Employees who will be eligible to participate in the Plan from time to time, in its sole discretion. Executives eligible for other variable compensation (i.e. commissions) are not eligible to participate in the Plan.

4.2           Participation. The Committee shall determine the date as of which each eligible Employee shall commence to participate in the Plan and the Bonus Award to which the Employee is then eligible. Selection as an eligible Employee to be a Participant in this Plan with respect to any designated Performance Period does not guarantee that the Employee will be selected to be a Participant in any other Bonus Award under this Plan, and the Committee shall not have any obligation for uniformity of treatment among eligible Employees.

4.3           Effect on Employment. In the absence of any specific agreement to the contrary, no Bonus Award to a Participant under the Plan shall affect any right of the Company or any Affiliate, to terminate, with or without cause, the Participant’s employment with the Company or any Affiliate at any time. Neither the establishment of the Plan, nor the granting of any Bonus Award hereunder, shall give any Participant (i) any rights to remain employed by the Company or any Affiliate; (ii) any benefits not specifically provided for herein or in any Bonus Award granted hereunder; or (iii) any rights to prevent the Company or any Affiliate from modifying, amending or terminating any of its other benefit plans of any nature whatsoever.

Section 5.       Performance Goals and Performance Periods

5.1            Performance Goals. Unless and until the Board proposes for shareholder vote and shareholders approve a change in the general performance measures set forth in this Section, the performance measure(s) to be used by the Committee for purposes of making Bonus Awards shall be chosen from among the following: (a) earnings per share; (b) net income (before or after taxes); (c) return measures (including, but not limited to, return on assets, equity or sales); (d) cash flow return on investments (net cash flows divided by owners equity); (e) earnings before or after taxes, depreciation and/or amortization; (f) revenues and or sales (gross or net); (g) operating income (before or after taxes); (h) total shareholder return; (i) corporate performance indicators (indices based on the level of certain services provided to customers); (j) cash generation, working capital, profit and/or revenue targets; (k) growth measures, such as revenue or sales growth; (l) ratios, such as expenses or market share and/or (m) share price (including, but not limited to, growth measures and total shareholder return). In setting performance goals using these performance measures, the Committee may establish goals on an absolute basis, rate basis, or relative to a peer group performance or other benchmark, and may exclude the effect of changes in accounting standards and non-recurring unusual events specified by the Committee, such as write-offs, capital gains and losses and acquisitions and dispositions of businesses.

5.2           Performance Period. The Committee shall establish the Performance Period over which the performance goals shall be achieved in order to earn the Bonus Award. The Performance Periods may run concurrently and may contain interim dates during the Performance Period on which the achievement of the Performance Goals will be determined. A Performance Period may be of any length, and must be established prior to the start of such period or within the first ninety (90) days of such period (provided that the performance criteria are not in any event set after 25% or more of such period has elapsed).

5.3           Modifications to Performance Goal Criteria. Subject to the requirements of Section 6, the Committee shall have the discretion to adjust the determinations of the degree of attainment of the Performance Goals. In the event that the applicable tax and/or securities laws and regulatory rules and regulations change to permit Committee discretion to alter the Performance Goals described in Section 5.1 without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

Section 6.       Qualified Performance-Based Compensation

6.1           Compliance With Code Section 162(m). Unless the Committee irrevocably designates otherwise at the time the Bonus Award is granted, each Bonus Award to a Named Executive shall constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Code (hereinafter referred to as a “Performance-Based Award”). Each of the provisions of Sections 6.2 to 6.7, and all of the other terms and conditions of the Plan as applied to any Performance-Based Award, shall be interpreted in such a fashion so as to qualify such compensation paid thereunder as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code.

6.2           Shareholder Approval. Any Performance-Based Award shall be null and void and have no effect whatsoever unless the Plan shall have been approved by the shareholders of the Company at the Company’s 2010 Annual Meeting of Shareholders and periodically thereafter as may be required under Code §162(m).

6.3           Limit of Performance Goals. The right to receive a Performance-Based Award shall be determined solely on account of the attainment of one or more pre-established, objective Performance Goals included in Section 5 of the Plan, as selected by the Committee in connection with the grant of the Performance-Based Award.

6.4           Maximum Performance-Based Award. The maximum bonus that may be paid to any Participant pursuant to any Performance-Based Award with respect to any fiscal year shall not exceed $2,000,000.

6.5           Timing of Performance-Based Award. The Committee shall, not later than 90 days after the beginning of each Performance Period:

a.    designate the Named Executives who will be Participants for such fiscal year; and

b.    establish the Performance Goals for each Named Executive for that Performance Period solely based on those Performance Goals set forth in Section 5 above

6.6    Certification. Following the end of the Performance Period and prior to payment of any Performance-Based Award to any Named Executive under the Plan, the Committee shall certify in writing as to the attainment of the Performance Goals upon which any Performance-Based Award is based.

6.7           Discretionary Reduction. The Committee, in its sole discretion, may reduce, in whole or in part, the payout otherwise payable to any Named Executive under any Performance-Based Award. The Committee shall have no authority or discretion to change any Performance-Based Award with respect to any Named Executive after the establishment of the Performance-Based Award that would result in the increase of any amount payable under this Plan.

Section 7.       Payment of Bonus Awards; Recoupment

7.1           Payouts; Deferral. Payouts of Bonus Awards will be made in cash or other readily-available funds within 90 days of the end of the Performance Period, provided that, with respect to Performance-Based Awards, the Committee certifies to the achievement of the Performance Goals as provided in Section 6.6 prior to the end of such 90 day period.  To the extent permitted under the terms of any qualified pension or nonqualified deferred compensation plan maintained by the Company, the Participant may elect to defer payment of part or all of the Bonus Award, which to the extent deferred, shall thereafter be governed by the terms and conditions of that qualified pension or nonqualified deferred compensation plan.

7.2           Taxes. In order to comply with all applicable federal or state income, social security, payroll, withholding or other tax laws or regulations, the Company may take such action, and may require a Participant to take such action, as it deems appropriate to ensure that all applicable federal or state income, social security, payroll, withholding or other taxes, which are the sole and absolute responsibility of the Participant, are withheld or collected from such Participant.

7.3           Nontransferability. Except as otherwise determined by the Committee, no right under any Bonus Award shall be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of during the time in which the requirement of continued employment or attainment of Performance Goals has not been achieved and prior to the date of actual payout.

7.4           Impact of Restatement of Financial Statements. If any of the Company’s financial statements are required to be restated resulting from errors, omissions or fraud, the Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of any Bonus Award with respect to any fiscal year of the Company the financial results of which are negatively affected by such restatement. The amount to be recovered from the Participant shall be the amount by which the Bonus Award exceeded the amount that would have been payable to the Participant had the financial statements been initially filed as restated, or any greater or lesser amount (including, but not limited to, the entire award) that the Committee shall determine. The Committee may limit the application of this Section 7.4 to those responsible for the misstatement or to the Named Executives but in no event shall the amount to be recovered by the Company be less than the amount required to be recovered as a matter of law. The Committee shall determine whether the Company shall effect any such recovery (a) by seeking repayment from the Participant, (b) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program or arrangement maintained by the Company or any of its affiliates, (c) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company’s otherwise applicable compensation practices, or (d) by any combination of the foregoing.

7.5            Forfeiture and Recoupment. Without limiting in any way the generality of the Committee's power to specify any terms and conditions of a Bonus Award consistent with law, and for greater clarity, the Committee may specify that the Participant's rights, payments, and benefits with respect to a Bonus Award under this Plan shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions. Such events shall include, but shall not be limited to, termination of employment or services under certain or all circumstances, violation of material Company policies, breach of noncompetition, confidentiality, non-solicitation, noninterference, corporate property protection, or other agreement that may apply to the Participant, or other conduct by the Participant that the Committee determines is detrimental to the business or reputation of the Company and its subsidiaries.

Section 8.       Amendment and Termination

8.1           Term of Plan. The Plan shall continue in operation indefinitely, subject to the right of the Committee to terminate the Plan at any time; provided, however, that no Performance-Based Awards shall be granted after the fiscal year ending in 2015 unless and until the Performance Goals here have been reapproved by the Company prior to that time.

8.2           Amendments to and Termination of Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in the Plan, the Committee may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that notwithstanding any other provision of the plan, without the approval of the shareholders of the Company, no such amendment, alteration, suspension, discontinuation or termination shall be made that, absent such approval would cause any compensation paid pursuant to any Performance-Based Award granted to no longer qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code and regulations thereunder.

8.3           Correction of Defects, Omissions and Inconsistencies. Except to the extent prohibited by applicable law and unless otherwise expressly provided in the Plan, the Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Bonus Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

Section 9.       Miscellaneous

9.1           Governing Law. The Plan and all of the Participants’ rights thereunder shall be governed by and construed in accordance with the internal laws of the State of Minnesota.

9.2           Severability. If any provision of the Plan, or any Bonus Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan, or any Bonus Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan and the Bonus Award, such provision shall be stricken as to such jurisdiction, and the remainder of the Plan, any such Bonus Award shall remain in full force and effect.

9.3           No Trust or Fund Created. Neither the Plan nor any obligations to pay a Bonus Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to a Bonus Award, such right shall be no greater than the right of any unsecured general creditor of the Company or of any Affiliate.

9.4           Nature of Payments. Any and all cash payments pursuant to any Bonus Award granted hereunder shall constitute special incentive payments to the Participant, and, except to the extent that such plan or agreement expressly provides to the contrary, such payments shall not be taken into account in computing the amount of the Participant’s salary or compensation for purposes of determining any pension, retirement, death or other benefits under:

a.    any pension, retirement, profit sharing, bonus, life insurance or other employee benefit plan of the Company or any Affiliate or

b.    any agreement between the Company (or any Affiliate) and the Participant

9.5           Headings. Headings are given to the Sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.